EX-99.1
Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WISH TO SELL YOUR SHARES OF
LIMITED LIABILITY COMPANY INTEREST AT THIS TIME PLEASE DISREGARD
THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND’S TENDER OFFER.

May 17, 2013

Dear Member of the ASGI Aurora Opportunities Fund, LLC:

We are writing to inform you of important dates related to the tender offer (the “Offer”) by the ASGI Aurora Opportunities Fund, LLC (the “Fund”). If you are not interested in selling your shares of limited liability company interest (“Shares”) at this time, please disregard this notice and take no action.

The tender offer period will begin on May 17, 2013 and end at 12:00 midnight, Eastern Time, on June 14, 2013. The purpose of the tender offer is to provide liquidity to Members who hold Shares.  Shares can be repurchased by means of a tender offer only during one of the Fund’s announced tender offers.

Members wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to Alternative Strategies Group, Inc. (the “Investment Adviser”), c/o BNY Mellon Alternative Investment Services (“BNY Mellon”), at 400 Bellevue Parkway 19C-0204, Wilmington, DE 19809, Attention: ASGI Aurora Opportunities Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of ASGI Aurora Opportunities Fund, at (508) 599-6137. The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight Eastern Time on June 14, 2013. Generally, Shares being tendered by Members pursuant to a repurchase offer will need to be tendered by Members at least ninety-five (95) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  BNY Mellon will mail to a Member who has tendered their Shares: (1) an initial confirmation of receipt of tender notice within five (5) business days of BNY Mellon’s actual receipt of your tender; and (2) a detailed tender acceptance confirmation with payment specific details and event date(s) regarding your tender transaction within five (5) business days after the acceptance of your tender by the Investment Adviser.

If you elected to tender, and have not received your initial receipt of tender confirmation within five (5) business days, please contact the Investment Adviser at (866) 440-7460 to obtain information about the status of your tender request.

If you do not wish to tender Shares for any reason simply disregard this notice.  No Action is Required if You Do Not Wish to Tender at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of Alternative Strategies Group, Inc. at (866) 440-7460.

Sincerely,

ASGI Aurora Opportunities Fund, LLC